Richard A. Krantz

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York and Massachusetts
March 12, 2009
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc.
Form 10-K for the year ended October 31, 2008
Filed January 14, 2009
File No. 001-14204
Dear Mr. Cascio:
This correspondence is in response to your letter dated February 25, 2009 to Joseph G. Mahler, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell” or the “Company”). In that letter, you requested that FuelCell respond to your comments following a review of its 2008 Annual Report on Form 10-K filed on January 14, 2009. We will respond to the comments in the order presented.
For the Staff’s reference, we have included and highlighted, in this letter, the original Staff comment which is followed by FuelCell’s response. Where applicable, the Company has incorporated responses into its Form 10-Q filing for the quarter ended January 31, 2009.
Form 10-K for the year ended October 31, 2008
Item 1. Business, page 6
Strategic Alliances and Market Development Agreements, page 14

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

1. Please provide us with your analysis as to why you do not need to file the manufacturing and distribution agreement with POSCO and the market development agreement with Enbridge, referenced in this section, as exhibits to your filing.
FuelCell Response:
The Company views its manufacturing and development agreement with POSCO Power and our manufacturing and distribution agreement with Enbridge, Inc. as ordinary course of business contracts. The Company has similar agreements with a number of our other distributors and manufacturers and those contracts contain terms and provisions similar to those found in agreements with POSCO Power and Enbridge.
Notwithstanding the above, the Company advises that since executing the manufacturing and development agreement (titled the Alliance Agreement) with POSCO Power on February 7, 2007 the Company has become substantially more dependent on POSCO Power as a significant customer, and particularly during fiscal year 2008. Accordingly, the Company has filed the Alliance agreement, and the associatd Technology Transfer, License and Distribution Agreement, as Exhibits to the 10-Q for the period ended January 31, 2009.
The Company is not substantially dependent on Enbridge and has concluded that it did not need to file this agreement.
2. We note the disclosure on page 29 of your risk factors relating to your top two customers. In future descriptions of your business, please provide clear disclosure regarding your principal customers, including the names of such customers, as required by Item 101(c)(vii) of Regulation S-K.
FuelCell Response:
The Company acknowledges the Staff’s comment with regard to the following requirement of Item 101(c) (vii) of Regulation S-K “The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

In future filings where Item 101(c) (vii) is applicable, the Company will incorporate the names and relationships of significant customers. In addition, the Company has included the following disclosures under Product Sales and Revenues in Management, Discussion and Analysis in the 10-Q filing for the period ended January 31, 2009:
POSCO Power, one of our strategic distribution partners, accounted for approximately 72 percent and 48 percent of total product sales and revenues for the periods ended January 31, 2009 and 2008, respectively.  In 2007, we entered into a 10-year manufacturing and distribution agreement with POSCO Power at which time it invested in FuelCell Energy, Inc. and is currently a 5.5 percent owner of the Company’s common stock.
Item 2. Properties, page 38
3. We note your disclosure of a lease relating to a 38,000 square foot property in Danbury. Please provide us with your analysis as to why you do not need to file this lease as an exhibit to your filing. Refer to Item 601(b)(l0)(ii)(D) of Regulation S-K.
FuelCell Response:
FuelCell advises the Staff that the 38,000 square foot property in Danbury is not considered a material lease as a primary purpose for the lease is warehousing of inventory. The Company will clarify the business use of said property in Item 2 of future 10-K filings. Annual rent expense is approximately $0.2 million for this facility which is not material to the results of operations.
FuelCell has filed a lease agreement for its Torrington manufacturing facility (referenced as Exhibit 10.55 in its 10-K filing for fiscal year 2008) which is considered material to the Company’s operation.
Commitments and Significant Contractual Obligations, page 62
4. We see that you have a total liability for unrecognized tax benefits at October 31, 2008 of $15.7 million. Please revise future filings to include the liability within the contractual obligations table to the extent that you can make reasonably reliable estimates of the amount and timing of cash settlements. Otherwise, these amounts should be included within a footnote to the table or within an “other” category along with the bases for the exclusion. Refer to Item 303(a)(5)of Regulation S-K.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

FuelCell Response:
FuelCell adopted FIN 48 as of November 1, 2007. In connection with the adoption of FIN 48, the Company identified uncertain tax positions aggregating $15.7 million and reduced its net operating loss carryforwards (NOL’s) by this amount. At October 31, 2008, the Company had available for federal and state income tax purposes, NOL’s of approximately $448 million and $343 million, respectively. Because of the level of NOL’s and valuation allowances, unrecognized tax benefits, even if not resolved in the Company’s favor, would not result in any cash payment or obligation. Accordingly, the Company did not identify this item in the Commitments and Significant Contractual Obligation table or footnotes. Given the Company’s tax position, this balance is accordingly not reflected on the Company’s consolidated balance sheet. The Company has included additional disclosure under the Commitments and Significant Contractual Obligations table regarding the $15.7 million total liability for unrecognized tax benefits in its 10-Q filing for the quarter ended January 31, 2009.
Management’s Discussion and Analysis – Revenues and Costs of revenues, page 54
5. We note that cost of product sales and revenues significantly exceeds revenues each period. Please further discuss the reason that costs significantly exceed revenues each period, whether you expect this trend to continue and your efforts to address this trend in future periods.
FuelCell Response:
The Company acknowledges the comment and advises that it will include additional disclosure under the heading Product Sales and Revenues in future filings as to reasons why costs exceeded revenues and expected trends. In the 10-Q filed for the period ended January 31, 2009, the Company has included the following:
The Company has historically sold its fuel cell products below cost while the market develops and product costs are reduced. We have been engaged in a formal commercial cost-out program since 2003 to reduce the total life cycle costs of our power plants.  We have made significant progress primarily through value engineering our products, manufacturing process improvements and higher production levels, technology improvements, and global sourcing.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

We currently estimate that product sales and revenues will be gross margin profitable when the Company achieves production volumes in the 35 to 70 MW range depending on product mix. Our current annualized production volume is approximately 30 MW. As a measure of cost reduction progress prior to achieving positive margins, the Company calculates a cost-to-revenue ratio which is cost divided by revenue. Refer also to the liquidity and capital resources section of this document for discussion of the Company’s plans for implementing our cost reduction efforts and increasing annual order volume.
FuelCell will add additional disclosure under “Results of Operations” in the Company’s 10-Q filing. In this disclosure, the Company will also refer readers to the liquidity and capital resources section of this document for future discussion of the Company’s plans for implementing our cost reduction efforts and increasing annual order volume.
Consolidated Statements of Cash Flows, page 73
6. We see that you present ending cash, cash equivalents and investment in U.S. Treasuries. Please tell us how this measure complies with paragraph 7 of SFAS 95 which states that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position as of those dates.
FuelCell Response:
The Company acknowledges the Staff’s comment. The Company’s statement of cash flows does present the total amounts of cash and cash equivalents at the beginning and end of the period and such amounts do agree to similarly titled line items on the consolidated balance sheets as of those dates. As supplemental information, the Company also provided information on short-term and long-term U.S. treasury securities below the ending cash and cash equivalents amount on the statement of cash flows. FuelCell believes that this supplemental information is important disclosure as the Company uses its investments in U.S. Treasuries to fund operations.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

In future filings, including the 10-Q filed for the quarter ended January 31, 2009, the Company will remove the supplemental disclosure on U.S. treasury securities and only provide ending cash and cash equivalents on the statement of cash flows.
7. We see from page 82 that you received $1.8 million in cash proceeds from the sale of a power plant to the Sierra Nevada Brewing Co. during fiscal year 2007. Please tell us why the cash proceeds are not presented as cash provided by an investing activity in the statement of cash flows.
FuelCell Response:
FuelCell advises the Staff that the proceeds of the sale of the power plant were included as an operating activity in the results of operations and the statement of cash flows as sales of power plants are the Company’s primary business. The customer elected to exercise a contract option to purchase the power plant from the Company rather than continuing with a power purchase agreement. The Company noted this in Note 17. Supplemental Cash Flow Information. Had this sale been of an asset not core to its product line offerings, the Company would have presented cash proceeds as an investing activity.
Note 1. Summary of Significant Accounting Policies, page 74
Nature of Business, page 74
8. With a view toward disclosure, please revise future filings to clarify which of your subsidiaries are wholly owned and which subsidiaries are majority owned.
FuelCell Response:
The Company acknowledges the Staff’s comment and, in future filings that include this disclosure, will clearly identify those subsidiaries that are wholly owned and those that are majority owned.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

Warranty Costs, page 77
9. We reference the disclosure that due to limited operating experience, warranty costs are currently expensed as incurred. Since costs can not be estimated, please tell us why you should not defer revenue recognition until either a reliable estimate of the costs can be made or the obligation period expires. We refer you to Question 3 of SAB Topic 13A(b).
FuelCell Response:
The Company advises the Staff that the power plant product warranty period is for a limited period of time (typically 12 to 18 months). During the warranty period on product sale contracts, warranty expense incurred by the Company has been and continues to be immaterial compared to total sales and revenues as demonstrated in the table below.

	Fiscal 2008		Fiscal 2007
		% of		% of
		Product		Product
	Warranty	Sales and	Warranty	Sales and
$’s in 000’s Product Line	Expense	Revenues	Expense	Revenues
DFC 300 Product Line	$213	0.3%	$625	1.9%

DFC 1500 Product Line	$12	0.0%	$4	0.0%

DFC 3000 Product Line	$—	0%	$—	0%
FuelCell will add disclosure in future filings as applicable that actual incurred warranty expenses have historically been immaterial during the contractual warranty period. As the Company continues to gain experience with its recently developed products, the Company will continue to evaluate its warranty reserve estimates.
Note 5. Accounts Receivable, page 81
10. We see that the majority of your accounts receivable is due to unbilled recoverable costs from long-term contracts. Please revise future filings to include the disclosures required by Rule 5-02 (3)(c) of Regulation S-X.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

FuelCell Response:
The Company acknowledges the Staff’s comments regarding the following requirements of Rule 5-02(3)(c):
“If receivables include amounts due under long-term contracts state separately in the balance sheet or in a note to the financial statements the following amount:
(1)	Balances billed but not paid by customers under retainage provisions in contracts.

(2)
Amounts representing the recognized sales value of performance and such amounts that had not been billed and were not billable to customers at the date of the balance sheet. Include a general description of the prerequisites for billing.

(3)
Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount.

(4)
With respect to (1) through (3) above, also state the amounts included in each item which are expected to be collected after one year. Also state, by year, if practicable, when the amounts of retainage are expected to be collected.”

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

The Company has complied with the requirements of the rule and has included the following disclosure in its 10-Q for the quarter ended January 31, 2009:
Note 4. Accounts Receivable
Accounts receivable at January 31, 2009 and October 31, 2008 consisted of the following:

	January 31,	October 31,
	2009	2008
U.S. Government:
Amount billed	$260	$199
Unbilled recoverable costs	825	406

	1,085	605

Commercial Customers:
Amount billed(1)	22,414	4,584
Unbilled recoverable costs	6,877	10,907

	29,291	15,491

	$30,376	$16,096

(1)
Amounts billed relate to one contract containing retainage provisions (amounts withheld until contract completion) totaling $0.7 million and $0.6 million as of January 31, 2009 and October 31, 2008, respectively. This contract is scheduled to be completed in March 2009 at which time retainage is expected to be remitted to the Company.

The Company bills customers for power plant sales based on certain milestones being reached. The Company bills the U.S. government for research and development contracts based on actual costs incurred, typically in the month subsequent to incurring costs. Unbilled recoverable costs relate to revenue recognized on customer contracts that have not been billed as of January 31, 2009 and October 31, 2008. The allowance for doubtful accounts was $0.05 million at January 31, 2009 and October 31, 2008.
Note 7. Other Assets. page 83
11. We reference the $2.9 million recorded at October 31, 2008 for insurance receivable for power plant damaged during shipping. Please tell us and revise future filings to discuss the nature of the receivable and why you believe that this amount is recoverable. In addition, to the extent that the damage impacted your results of operations, please clarify in the Results of Operations section of MD&A in future filings.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

FuelCell Response:
The Company advises the Staff that as of October 31, 2008 and the date of this filing that the amount related to the damaged power plant is assessed to be recoverable. In its assessment, the Company has considered (i) the contract with the shipping carrier and the insurance provisions of that contract and (ii) evidence provided by the shipping carrier and its insurance provider demonstrating that the shipping carrier was adequately insured for the damage incurred. The damage did not impact the Company’s results of operations. The Company has filed a formal claim with the insurer which is under review. The Company will disclose the results of this claim as applicable in future filings.
Note 11; Preferred Stock, page 85
12. We see that you have significant accrued dividends on your Series B and Series 1 preferred shares. Please tell us and revise future filings to disclose where the accrued dividends payable are recorded on your balance sheet.
FuelCell Response:
FuelCell advises the Staff that Series B accrued dividends payable are included in the caption “Accrued Liabilities” of the Company’s Consolidated Balance Sheets. As applicable in future filings the Company will disclose the amount and location of this accrual.
FuelCell advises the Staff that dividends for the Series 1 preferred shares have been accrued on the Consolidated Balance Sheets in caption “Redeemable minority interest”. The Company discloses in Note 11 – Preferred Stock to the financial statements that accrued dividends are considered in the fair value calculation of the Series 1 Preferred Shares – Redeemable minority interest.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

Item 9A. Controls and Procedures, page 101
Management’s annual report on internal control over financial reporting
13. In your future filings, please include the disclosure required by Item 308(a)(4) of Regulation S-K.
FuelCell Response:
The Company acknowledges the Staff comment regarding the following requirement of Item 308(a)(4) to be included in management’s annual report on internal control over financial reporting: “A statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on the registrant’s internal control over financial reporting.”
In future filings as applicable, the Company will include a statement to address the requirements of Item 308(a)(4).
Item II. Executive Compensation, page 103
14. We refer to the disclosure under the caption “Annual Bonus” beginning on page 12 of the Proxy Statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive officers as bonuses should have been disclosed under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(e)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.
FuelCell Response:
The Company believes that the reference to “Item 402(e)(2)(vii)” in the Staff’s letter was meant to refer to “Item 402(c)(2)(vii)” of Regulation S-K. When applicable, we will make annual bonus disclosure in future filings in accordance with Item 402(c)(2)(vii) and Item 402(d)(2)(iii) of Regulation S-K as requested.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

15. We refer to your disclosure under the caption “Long-Term Incentive Compensation” on page 13 of the Proxy Statement that you have incorporated by reference into your Form 10-K. We note minimal if any discussion and analysis of the significant differences in the amounts of awards among your named executive officers or how the awards reflect the factors which your Compensation committee considers such as tenure, retention goals and individual performance. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(l)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
FuelCell Response:
The Company acknowledges that Staff’s comment and advises the Staff that the Long-Term Incentive Compensation disclosure on page 12 of the Proxy Statement describes the process of how the Compensation Committee derived the number of stock options awarded to NEO’s. The Company will provide further detail and analysis on future filings and further address the differences in the amounts of awards among these individuals such as their relative performance, position with the Company, retention and other considerations.
16. We further note from your disclosure under “Long-Term Incentive Compensation” on page 13 of the Proxy Statement, that you award options based upon targets between the 50th and 75th percentile of Russell 2000 companies. Given that you target this element of the compensation packages for your named executive officers, please briefly discuss in your applicable future filings how the option grants to the named executive officers relate to the data you analyzed from this group of companies and include an analysis of where actual grants fell within the targeted range. If any named executive officer is compensated at a level that is materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

FuelCell Response:
The Company acknowledges the Staff’s comment and advises that it will provide further detail and analysis compared to benchmarks in future filings as applicable.
Item 15. Exhibits and Financial Statement Schedules, page 104
17. We refer to the certificate of designation for your Series B Preferred Stock and the instrument governing the Series 1 Preferred Stock issued by FuelCell Energy, Ltd. for which you have provided related guarantees. It appears that you have neither filed these instruments as exhibits to this filing nor incorporated them by reference. Please explain your reasoning for not doing so. Refer to item 601(b)(4) of Regulation S-K.
FuelCell Response:
A review of our prior filings indicates that the certificate of designations for the Series B Cumulative Convertible Perpetual Preferred Stock was filed as an exhibit to Form 8-K, filed by the Company on November 22, 2004. The Company has made reference to this filing in the exhibit list incorporated in the Form 10-Q for the period ended January 31, 2009.
With respect to the Series 1 Preferred Stock, the Company did not file this as an exhibit in prior filings or incorporate it by reference in the 10-K, as it was issued by a Canadian subsidiary, FuelCell Energy, Ltd. The Company has filed Schedule A to Articles of Amendment of FuelCell Energy, Ltd., setting forth the rights, privileges, restrictions and conditions of the Series 1 Preferred Stock as an exhibit in the Form 10-Q for the period ended January 31, 2009.
18. Given your sales in Europe in the past two years and given the licensing arrangements with MTU Onsite Energy, as described on page 25 of your recent Proxy Statement, please tell us why you have not filed the agreements with MTU Onsite Energy as exhibits to your filing. Refer to Item 601(b)(lO)(j) and (ii)(B) of Regulation S-K.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

FuelCell Response:
The Company advises the Staff that MTU Onsite Energy was previously CFC Solutions which was previously MTU Friedrichshafen. Original agreements with MTU Friedrichshafen were previously filed as Exhibit 27 in the form 10-Q filing for the quarter ended January 31, 2000. One of our agreements with MTU expired in 2008 and the other expires in 2009. Given the limited activity the Company is engaged in with MTU, the agreements were not considered material to the 2008 10-K filing and not referenced as an exhibit.
19. It appears that you entered into a loan agreement with the Connecticut Development Authority in 2008. We note that Exhibit 10.57 references an earlier loan agreement in 2000. Please provide us with your analysis for not filing the 2008 loan agreement as an exhibit.
FuelCell Response:
The 2000 loan from the Connecticut Development Authority was considered material at the time as it was integral to the Company establishing its manufacturing facility in Torrington. The 2008 loan was not considered material, as the Company would have continued with its capacity expansion had it not been received.
As supplemental information to readers of the Company’s filings, FuelCell has filed this loan agreement as an exhibit in its Form 10-Q for the period ended January 31, 2009.
20. We note your reference to the code of ethics incorporated by reference to your 10-K for the fiscal year ended October 31, 2004. Please note there does not appear to be such an exhibit. Please advise or revise.
FuelCell Response:
Upon further review, the Company notes that our Code of Ethics was attached to our 10-K for the fiscal year ended October 31, 2003 (not 2004 as disclosed in the exhibit table), filed on January 29, 2004. In accordance with Item 406 of Regulation S-K, the Code of Ethics is posted on the Company’s website and referenced in the Company’s Proxy Statement incorporated by reference into our 10-K. In the 10-Q filing for the period ended January 31, 2009 the Company has included the correct date reference in the exhibit table.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

Exhibits
21. We note that you excluded the statement “(the registrant’s fourth fiscal quarter in the case of an annual report)” after “registrant’s most recent fiscal quarter” in paragraph 4(d) of the certifications filed as Exhibits 31.1 and 31.2. In future filings please include a certification with wording that is exactly as specified in Item 601 (b)(31)(i) of Regulation S-K.
FuelCell Response:
The Company acknowledges the Staff’s comment regarding the requirement to include the statement “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of its CEO and CFO certifications filed as Exhibits 31.1 and 31.2 as required by Item 601(b)(31)(i).
In future filings, the Company will include this language to ensure the certifications contain the exact language as specified in Item 601(b)(31)(i).
22. We note that the company’s name is spelled differently in your Exhibit 31 and 32 certifications as compared to the name on the cover of your annual report on Form 10-K and the name set forth in your certificate of incorporation. Please revise the certifications in your future filings to provide the correct name.
FuelCell Response:
The Company acknowledges the Staff’s comment. In future filings, the Company will ensure all references to the registrant’s legal name of incorporation (FuelCell Energy, Inc.) as identified on the cover of our annual report on Form 10-K are spelled consistently, including the certifications filed as Exhibits 31 and 32.

Mr. Brian Cascio
Securities and Exchange Commission
March 12, 2009

The Company believes that it has addressed all Staff comments. FuelCell acknowledges the following:
FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2008;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to FuelCell’s Form 10-K for the year ended October 31, 2008; and
FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc:	Joseph G. Mahler, Sr. Vice President & CFO, FuelCell Energy, Inc.
Kristin Lochhead, Securities and Exchange Commission